Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, New York 10010

June 1, 2009

RECEIVED
JUN - 3 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
Form 1-A Amendment No. 1
Filed on March 19, 2009
File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. please find seven (7) copies of an Amendment No. 1 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 1 in its letter dated April 15, 2009 and the responses thereto which are provided on behalf of the Company:

General

1. According to the Nevada Secretary of State's website, Stadium Entertainment Holding Corp.'s ("Stadium") registration as a domestic corporation has been revoked and your registered agent has resigned. If this information is correct, please revise your offering statement accordingly. Otherwise, please advise us of your legal status in Nevada.

   Response – The Company has submitted the required reinstatement documents and paid the applicable fees to the Office of the Secretary of State, State of Nevada to have its charter reinstated and expects the charter to be reinstated imminently, and in any event, before effectiveness of its Form 1-A.

2. We note that your offering appears to be an at-the-market offering after an initial fixed price. For a company to conduct an at the market offering, the company must meet the requirements set forth in Rule 415(a)(4) of Regulation C, which requires that the Form S-3 be eligible, as set forth in Rule 415(a)(1)(x) of Regulation C. Since you are not Form S-3 eligible, it does not appear that you are eligible to conduct an at-the-market

offering under Rule 415. Please revise or advise.

Response – The Offering Statement has been revised to provide for a fixed price offering.

3. Please disclose in the appropriate places in the offering statement the material terms of the $1,364,800 loan from Sandstone, LLC. Also, please disclose any agreement, including oral agreements, on extending the due date of the loan or deferring payments at a future date.

Response – Disclosure with respect to the terms of the loan appears on page 19 under the caption "Plan of Operation" and on page 24 under the caption "Interest of Management and Others in Certain Transactions."

Cover

4. Please advise us whether Mr. David Berman is your registered agent pursuant to Nevada corporate law.

Response – Mr. Berman is not the Company's registered agent under Nevada law.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

5. Please provide the information regarding record owners of 5% or more of common stock outstanding, as required by Item 1 of Form 1-A. It appears that you instead have combined the beneficial ownership and record ownership.

Response – Item 1 has been revised to include a separate list of 5% record owners.

6. Please revise to include the residential addresses of each person included in this section, as required by Item 1.

Response – The residential addresses of all individuals identified in Item 1 have been added to Item 1.

7. Please revise to disclose the beneficial owner(s) or control person(s) of North Atlantic Resources Ltd. and Coastal Consulting Ltd. to the extent known.

Response – The identity of the individuals that have the power to vote and dispose of the shares owned by North Atlantic Resources Ltd. and Coastal Consulting Ltd. have been identified in notes 3 and 4 on page 5.

8. Please advise us whether Sandstone Investment Partners, LLC, Emerald Asset Advisors,

LLC, or Michael Xirinachs should be treated as promoters or affiliates as defined in Rule 405 of Regulation C. We may have further comment.

Response – None of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC or Michael Xirinachs was involved in the founding or organizing of the Company's business. As a result, none of such parties should be considered a "promoter." Due to the significant percentage of ownership that the parties collectively hold in the Company, each of such parties could be considered an "affiliate" of the Company.

Item 4. Jurisdictions in Which Securities are to be Offered, page 4

9. Please identify the officers and directors that will be offering your Regulation A securities. Also, please advise, on a supplemental basis, whether each individual is a registered broker-dealer or exempt from broker-dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling officer and director will satisfy the elements of the Rule. We may have further comment.

    Response – Gary Katz, President, and Camille Barbone, Chief Operating Officer, have been identified as the individuals who will be offering the securities on behalf of the Company. Neither of such individuals is a registered broker/dealer. Each of such individuals will rely on the exemption provided by Rule 3a4-1, and will satisfy the requirements of Rule 3a4-1 as follows:

    - each of such individuals will primarily perform substantial duties for the Company otherwise than in connection with the sale of securities;

    - neither of such individuals has been an associated person of a broker or dealer during the past 12 months; and

    - such individuals will not participate in selling or offering of securities for a period of 12 months.

10. Please clarify the method by which the securities are to be offered in New York, California, Florida and Illinois. Item 4(b) requires disclosure of the method by which the securities are to be offered.

    Response – Disclosure with respect to the method by which the securities will be offered has been added on page v.

11. We note on page 1 of your offering circular, you disclose that shares will be sold to investors in New York and "such other states as determined by our board of directors and management." Please reconcile this disclosure with the states listed in this section.

Response – The disclosure on page 1 has been revised to reference the other states in which the securities will be offered. Please note, however, that the Company currently does not intend to offer shares in California, Illinois or Florida unless we obtain an audit of our financial statements and file an amendment or post-effective amendment to the Offering Statement containing same.

Item 5. Unregistered Securities Issued or Sold Within One year, page 4

12.   Please revise this section to disclose the names of the four investors that purchased 6,666,667 shares of Stadium in August 2008.

Response – The disclosure has been revised on page v to identify the four investors.

13.   We note that you relied upon Section 4(2) for each offering listed in this section. Please revise to briefly state the facts relied upon for each such exemption.

Response – Disclosure has been added on page v in response to the above comment.

Part II – Offering Circular

Cover

14.   Your maximum offering at the top of the cover page of your offering circular is inconsistent with the amount listed in your Distribution Spread table on the same page. Please revise for consistency on this page and throughout the offering statement.

Response – The reference to $4,000,000 on the cover page and elsewhere has been changed to $3,000,000.

15.   Please revise to clarify whether this is a best efforts offering with a minimum and a maximum, and whether there are any escrow arrangements for funds received prior to meeting your minimum offering amount.

Response – Language has been added to the cover page to indicate that (i) the offering is a "best efforts $1,000,000 minimum/$3,000,000 maximum" offering and (ii) no escrow arrangement is being utilized.

16.   Please disclose the termination date for this offering.

Response – Disclosure has been added to the cover page which indicates that the offering will terminate if the minimum offering proceeds are not received by a specified date (which is expected to be 90 days from the commencement of the offering and is subject to extension for an additional 90 days) and (ii) at a later date (which will be one year from the commencement date) if the minimum offering requirement is met.

Risk Factors, page 3

17.   We note your statement in the second risk factor on page three that the net proceeds from your offering will be sufficient to fund your operations from between 12 and 24 months, based on the amount raised. This is not consistent with your statement on page 17 under Plan of Operations which states that the amount raised and revenue generated from your business will be sufficient to fund your operations for these periods. Please reconcile these statements.

Response – The disclosure in the risk factor on page 3 has been revised so that it is consistent with the disclosure under "Plan of Operation."

18.   Please add a risk factor that the company is in default of its debt obligation and that a significant portion of the offering proceeds are allocated to repaying this debt. Also, include in the risk factor that the loan is secured by the assets of the company.

Response – A risk factor has been added on page 3 in response to the above comment.

Use of Proceeds to Issuer, page 8

19.   Please substantially revise your Business section to clarify: 1) which products and services are currently offering; 2) which products and services will be offered within12 months after receiving the proceeds from this offering; and 3) which products and services will only be offered with additional financing or cash generated from speculative future performance not based on recent operating history. In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, advertising revenue, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. signing contracts, developed a prototype, etc.). We note much of your discussion regarding your operations is prospective in nature.

Response – The section captioned "Business" has been revised in response to the above comment.

20.   Please update this section, as it appears several prospective projects have occurred or will occur soon, such as the Jimmy V event, the True to the Game CD release, the Tupac agreement, the EMI advance, etc.

Response – The section has been updated to disclose the current status of the various projects.

21.   Please clarify how much of your business will be devoted to the development of philanthropic music sales, as opposed to the production of live events, development of broadcast packages, development of artist careers, and distribution of other record

companies. Also, please advise us if segment disclosure is appropriate.

Response – Disclosure has been added on page 11 that indicates that the development of philanthropic music is expected to represent at least 95% of the Company's revenues for the foreseeable future.

22.   Please clarify if your music production business's sole focus is producing philanthropic music albums and related products. If the company will broaden its focus on other types of music products, please so state.

Response – Disclosure has been added on page 12 to indicate that in conducting its music promotion business, the Company intends to focus solely on the production of philanthropic music projects.

23.   You disclose your distribution fee paid to EMI, your royalties to the Negro Leagues Baseball Museum, and the artists' royalties. In light of the philanthropic nature of the True to the Game product, please compare how those percentages compare to the average fees and royalties paid by independent music companies.

Response – Disclosure has been added on page 14 and page 15 to compare how the royalties paid to artists and distribution fees paid to EMI compare to fees paid by other music companies. The Company believes that its arrangement with the Negro Leagues Baseball Museum is somewhat unique, and thus it is not possible to provide comparative information.

24.   Please reconcile the first full paragraph on page 12, which states that you will produce and release music videos on cable and satellite tv, with the disclosure in the second full paragraph on page 12, which states that you will not produce music videos for television.

Response – Language has been added on page 13 to clarify that the Company will produce music videos for promotional purposes only and does not intend to sell videos.

25.   Please clarify the financial differences of selling your products through your website versus through a retail outlet via your distributor.

Response – Language has been added on page 12 to clarify that the Company does not sell products directly through its website.

26.   Please clarify how much you pay for EMI to manufacture your CD's and compare that figure with those charged to both independent and major labels.

Response - Disclosure has been added on page 14 in response to the above comment.

27.   Please revise your marketing discussion (i.e. videos, consultants, television advertising, non-traditional marketing techniques, independent regional promoters, print advertisement, retail promotions, Gravity Entertainment, The Gary Group, etc.) to clarify which part of the plan is currently being performed by the company and which parts are dependent on the proceeds from this offering. To the extent any part of the plan depends on future financing or speculative performance not based on recent operating history, please clearly state so.

       Response – The marketing discussion has been revised in response to the above comment.

28.   Please describe the material terms of your agreements with The Gary Group and Gravity Entertainment. These agreements should be filed as exhibits.

       Response – The Company has terminated its agreement with The Gary Group. The terms of the Company's informal agreement with Gravity Entertainment are described on page 13. There is no formal written agreement with Gravity Entertainment.

29.   Please provide the source of the industry statistics on page 15 of your offering circular.

       Response – The source of the industry statistics has been added on page 18.

30.   Please revise to include the extent which your operations depend or expect to depend on copyrights and the steps undertaken to secure your intellectual property. If no copyrights have been filed, please clearly state so.

       Response - Disclosure has been added on page 17 in response to the above comment.

Description of Property, page 16

31.   Please identify the "independent accounting firm" that provides you free office space. Also, please clarify the circumstances under which this arrangement operates and how long it is expected to continue.

       Response – Disclosure with respect to the identity of the accounting firm and the nature of the arrangement has been added on page 18.

Plan of Operation, page 17

32.   Please update the cash balance as of the most recently practicable date.

       Response – Information with respect to the cash balance has been updated on page 19.

33.   In discussing your business, provide a specific plan of operations. Provide specific milestones for your business, the estimated costs associated with each and the time

frame. To the extent the time frame is dependent upon the financing from this offering, discuss the impact upon your business if you are only able to raise the minimum funding in this offering. See item 6(a)(3) of Model B.

Response – The section captioned "Plan of Operation" has been revised in response to the above comment.

34.   We note your related party loan of approximately $1.4 million is past due. We also note that you plan to use $500,000 of the net proceeds of this offering to partially repay this loan. Please revise to include a discussion of the current status of these notes and your plans to address the default.

Response – Information with respect to the current status of the loan has been added on pages 19 and 20.

Directors, Executive Officers and Significant Employees, page 17

35.   Please revise to include Mr. Berman's age, as required by Item 8(a) of Model B.

Response – Mr. Berman's age has been inserted on page 21.

36.   Please disclose the beginning and ending dates of Ms. Barbone's employment at Barbone Consulting Group.

Response – The requested disclosure has been added on page 22.

37.   Please clarify here and other appropriate places in your offering statements whether each of your officers will devote all of their time and efforts toward Stadium. If not, please disclose amount and the percentage of their time that they will devote to your company and add a risk factor. We note that your disclosure on page 16 indicates that you will have five full-time employees, but Mr. Berman is described on page 18 as presently providing consulting services.

Response – Disclosure has been added on page 23 with respect to the percentage of time that the officers will devote to the Company. Mr. Berman is not included within the five full time employees.

Remuneration of Directors and Officers, page 19

38.   You list Jerome Mas as an Executive Vice President that received $90,000 in compensation for the year ended December 31, 2008. We note, however, that Jerome Mas is not listed as officer on page 2 of part I of your offering statement or page 17 of your offering circular. Please advise us if Mr. Mas is currently an officer or employee. If so, provide the disclosure required by Item 8 of Model B. If not, please disclose when

he terminated his employment.

Response – The offering statement incorrectly characterized Mr. Mas as an officer in 2008 when, in fact, he served in a non-officer capacity. As a result, information with respect to his compensation has been removed from the table on page 23.

39.   Please revise to include the information required in Item 9(b) of Model Offering Circular B, including any compensation arrangements for Mr. Berman. If there are any compensation agreements, they should be filed as exhibits.

Response - Disclosure has been added on page 22 in response to the above comment. There are no formal compensation agreements with Mr. Berman.

Security Ownership of Management and Certain Security Holders, page 19

40.   It appears that the shares beneficially owned by Mr. Xirinachs are included in the amount held by all officers and directors as a group. If Mr. Xirinachs is an officer or director, provide the disclosure required by Item 8 of Model B.

Response – The shares owned by Mr. Xirinachs have been removed from the all officers and directors as a group number.

Plan of Distribution, page 21

41.   Please specifically identify each director and officer, or any other individual, who will offer the securities.

Response – The individuals who will offer the securities have been identified on page 25.

42.   Please disclose the basis for allowing in your sole discretion the acceptance of less than the minimum purchase of shares and discuss those situations where you may accept less than the minimum purchase by an individual.

Response - Disclosure has been added on page 25 in response to the above comment.

43.   Please clarify that the subscription proceeds are not held in escrow.

Response – Language has been added on page 26 to clarify that the subscription proceeds will not be held in escrow.

44.   We note the disclosure at the bottom of page 12 and the top of page 13 that the board has the discretion to extend the 2009 termination date of the offering. Please disclose the terms of any ability to extend the offering, such as when you may extend the

offering and whether you may extend the offering for a maximum of one 90 day period.

Response – Disclosure has been added on page 26 which clarifies that (i) the offering can be extended for one additional 90 day period if the minimum offering amount is not subscribed by the initial termination date and (ii) if the minimum offering requirement is met, the offering will expire after one year.

45.   We note the disclosure on page 22 that if the minimum offering is not reached then funds will be returned to investors. Please be advised that Rule 10b-9 requires the "prompt" return of funds upon termination of the offering. Please revise the subscription agreement and the offering circular to comply with this requirement.

Response – The disclosure in the offering document has been revised on pages 25 and 26 and a similar change has been made in Section 6 of the Subscription Agreement.

Part F/S - Financial Statements

Stadium Entertainment Holdings Corp.
General

46.   We note your disclosure in Note 1 that you are in the development stage. Please tell us how you have considered the guidance of paragraphs 8 and 9 of SFAS 7. Accordingly, if applicable, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

Response - In accordance with SFAS 7 we have considered the guidance related to development stage companies and have revised our financial statements accordingly. See below to note actions taken and consideration given to each paragraph of SFAS 7 as requested in the comment letter.

Paragraph 8 - The Company meets the requirements as it is devoting substantially all its efforts to establishing a new business and planned principal operations have commenced but there has been no significant revenue therefrom.

Paragraph 9 - The Company is devoting most of its efforts to raising capital, developing markets, and starting up production.

Paragraph 10 - All costs associated with the development stage were expensed.

Paragraph 11 – The Company has adjusted the financial statements to conform to Paragraph 11 of SFAS 7.

Paragraph 12 - See Footnote 1 for description of development stage activities.

Paragraph 13 - Stadium Entertainment Holding Corp is still considered to be in the development stage.

47.   Please revise to provide income tax disclosures required by paragraphs 43-49 of SFAS 109.

Response - Stadium Entertainment Holding Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $3,278 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $8,207 and will expire in 2028.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates.

48.   We note you present a debit balance for additional paid-in capital on your balance sheet and a cash outflow on your statements of cash flows. Please provide us with the facts and circumstances surrounding the transaction(s) that generated such result.

Response – The Company issued 75,000,000 shares (without giving effect to the reverse split which was effected in December 2008) prior to its reverse acquisition transaction. Of this amount, 5,000,000 shares were issued for $5,000 in cash and the Company has not yet received payment for the other 70,000,000 shares. The Company has revised its balance sheet to reflect a $70,000 subscription receivable. As a result, the additional paid in capital account no longer has a deficit balance.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, F-5

49.   Please revise to disclose the impact of recently issued accounting pronouncements on your financial statements in accordance with SAB Topic 11M.

Response – In accordance with SAB Topic 11M the Footnotes have been revised to disclose the impact of recently issued accounting pronouncements. There are no other recently issued accounting pronouncements that have an impact on the current financial statements nor do we anticipate any material future impact.

50. We note that your album, "True to the Game," was released on March 24, 2009 via a distribution agreement with EMI Global Musical Services. Please revise to disclose your revenue recognition policy in accordance with GAAP. Please ensure your policy includes a discussion of (i) your return policies with the distributor and your accounting treatment thereof, (ii) whether the distributor has price protection, (iii) whether the distributor can return the products to you for full reimbursement if they do not sell through to the end-user, and (iv) the payment terms between you and the distributor.

Response – Additional disclosure has been added in Note 2 to the Financial Statements under "Revenue Recognition" in response to the above comment.

51. In addition to the comment above, we note that you intend to conduct promotion efforts through EMI Global Musical Services. Please tell us how you plan to account for the consideration provided. Please refer to EITF 01-9 for further guidance.

Response - The Company is solely responsible for all costs associated in the advertisement, promotion, marketing and merchandising of records. Any costs incurred by the distributor related to advertising and promotion, which are approved by the Company, constitute a direct debt from the Company to the distributor and will be deducted from Adjusted Net Sales.

Stadium Entertainment Corporation

General

52. We note your disclosure in Note 1 that you are in the development stage. Please tell us how you have considered the guidance of paragraphs 8 and 9 of SFAS 7. Accordingly, if applicable, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

Response - In accordance with SFAS 7 we have considered the guidance related to development stage companies and have revised our financial statements accordingly. See below to note actions taken and consideration given to each paragraph of SFAS 7 as requested in the comment letter.

Paragraph 8 - The Company meets the requirements as it is devoting substantially all its efforts to establishing a new business and planned principal operations have commenced but there has been no significant revenue therefrom.

Paragraph 9 - The Company is devoting most of its efforts to raising capital, developing markets, and starting up production.

Paragraph 10 - All costs associated with the development stage were expensed, except for artist advance royalties that we expect to recoup.

Paragraph 11 - The Company has adjusted the financial statements to conform to Paragraph 11 of SFAS 7.

Paragraph 12 - See Footnote 1 for description of development stage activities.

Paragraph 13 - The Company is still considered to be in the development stage.

Notes to the Financial Statements

General

53.   Please revise to provide income tax disclosures required by paragraphs 43-49 of SFAS 109.

Response – The income tax disclosure has been revised to indicate that Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $559,203 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $1,333,002 and will expire in 2028.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates.

Note 2. Summary of Significant Accounting Policies, F-12

54.   Please revise to disclose the impact of recently issued accounting pronouncements on your financial statements in accordance with SAB Topic 11M.

Response - In accordance with SAB Topic 11M the Footnotes have been revised to disclose the impact of recently issued accounting pronouncements. There are no other recently issued accounting pronouncements that have an impact on the current financial statements nor does the Company anticipate any material future impact.

Note 4. Artist Advance Royalties, F-13

55.   We note that you have recorded advance royalties of $335,484 as a current asset. Of this amount, please disclose to us the amount of advances related to (i) the signing of the license agreement, (ii) the completion and delivery of the Master, and (iii) royalties in respect to net sales in the United States. Additionally, considering that you have not generated revenue as of December 31, 2008, please tell the amount of advance royalties that you expect to be earned within 12 months of the date of your balance sheet.

Response - The Company has recorded artist advances of $335,484 as December 31, 2008. Of this balance, $167,742 is considered current at December 31, 2008 since the Company anticipates recouping this amount within the period of one year from the balance sheet date. The breakdown of what the advance payments relate to is:

        i) $16,774 pertain to the signing of the license agreements
        ii) $318,710 pertain to the completion and delivery of the Master

Part III, Exhibits, page 25

56.   Please file your remaining exhibits with your next amendment.

Response – All remaining exhibits have been filed with Amendment No. 2.

57.   The representations specified in the subscription agreement requiring subscribers to represent that:

   - Buyer is able to bear the economic risks of an investment in the Offering and at the present time can afford a complete loss of such investment;

   - If the Buyer is acting without a Purchaser Representative, Buyer has such knowledge and experience in financial and business matters that Buyer is fully capable of evaluating the risks and merits of an investment in the Offering;

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Response – The language identified above has been deleted from the subscription agreement. In addition, a representation has been added in Section 4 which indicates that the Company may assert the references as a defense in any litigation arising in connection with the subscription.

The Company hereby acknowledges that:

- Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the Philip D. Forlenza, counsel to the Company, at (732) 741-3900.

Very truly yours,

STADIUM ENTERTAINMENT HOLDING CORP.



By:

Name: Camille Barbone

Title: Chief Operating Officer, Treasurer and Secretary

/db

cc: John Reynolds
William Kearns
Brian Bhandari
Philip D. Forlenza

::ODMA\PCDOCS\GHCDOCS\684916\1